UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Extension of Israeli Shelf Prospectus

Ellomay Capital Ltd. (the “Company”) hereby announces that the Israel Securities Authority extended the term of the Company’s shelf prospectus filed in October 2020 by 12 months, until October 18, 2023.

The shelf prospectus allows the Company to raise from time to time funds through the offering and sale, in Israel, of various securities, including debt and equity, at the discretion of the Company. Any offering of these securities will be made pursuant to a shelf offering report that will describe the terms of the securities being offered and the specific details of the offering. The Company has not yet made any decision as to any offering of securities pursuant to the shelf prospectus, nor as to the scope, terms or timing of any such offering, and there is no certainty that any such offering will be made.

Securities offered pursuant to the shelf prospectus (to the extent offered), will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation S promulgated under the Securities Act), absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act. Any offering of securities pursuant to the shelf prospectus and any shelf offering report, if made, will be made only in Israel, unless provided otherwise in the shelf offering report, subject to registration or exemption as aforementioned.

Nothing in this report constitutes a public offering or an invitation to purchase the Company’s securities.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd. By: /s/ Ran Fridrich Ran Fridrich Chief Executive Officer and Director

Dated: October 11, 2022